Exhibit 99.1

Pointer Telocation and Pricol sign a Letter of Intent (LOI) to form a Joint Venture for
Telematics Solutions in India and South East Asia

Rosh HaAyin (Israel) and Coimbatore (India) December 12, 2018. Pointer Telocation Ltd. (Nasdaq: PNTR; TASE: PNTR) – a leading developer, manufacturer and operator of Mobile Resource Management (MRM) and Pricol Limited (NSE: PRICOLLTD; BSE: 540293), a leading manufacturer of automotive components for the global automotive market announced today that they intend to enter into a joint venture to provide advanced telematics and IoT solutions in India and other countries in South East Asia.

By way of background, under India’s Ministry of Road Transport and Highway’s (MoRTH) AIS 140 standard for Intelligent Transport Systems, Vehicle Tracking Systems will become a mandatory feature for all public transport vehicles and commercial vehicles requiring national permit beginning January 2019. This Joint Venture will further enable Pointer and Pricol to be the leaders in the Indian telematics market.

Through the joint venture, Pointer and Pricol will provide a variety of telematics solutions to the customers for both the OEM and the aftermarket segments. Pricol will bring its robust manufacturing capabilities as well as strong sales and distribution network in OEM and aftermarket segment. Pointer will provide its capabilities in design and development of telematics solutions, and its strong sales network of telematics service providers, system integrators and mobile operators. Pointer will control 51% interest and Pricol will control 49% interest in this proposed joint venture.

Mr. Vikram Mohan, Managing Director, Pricol, commented, “With this partnership, we will be the one stop provider for telematics solutions to our customers. Pricol is one of the leading telematics hardware supplier for OEMs in India with an installed base of more than 100,000 vehicles. Pointer’s cutting edge technology, large R&D workforce, and global presence combined with Pricol’s manufacturing excellence will enable us to be a leading player in the Asian market to provide state-of-the-art telematics solutions.”

Mr. David Mahlab, Chief Executive Officer of Pointer Telocation, commented, “Through a strong partner network Pointer has successfully deployed about 150,000 telematic units in the Indian market and over 3 million units across the globe. This joint venture will help both companies increase our foothold in both the OEM segment and the aftermarket utilizing Pricol’s capabilities and Pointer’s success thus far such as in the Nissan India Connected Car project.”

About Pricol Limited

Pricol Limited is a leading manufacturer of automotive components for the global automotive market, thrives on innovation, cutting edge technology and superior products across two, three and four wheelers, commercial vehicles, tractors and construction & industrial segments across the global market. With over 40 years of expertise in the automotive components business, the company’s performance is driven by over 30 patents, 13 manufacturing units and 5 International business offices across the globe including India, Indonesia, Brazil, USA, Germany, Singapore, Thailand, Mexico, Czech Republic and Japan.

For more information, please visit http://www.pricol.com, the content of which does not form a part of this press release.

About Pointer Telocation

For over 20 years, Pointer has rewritten the rules for the Mobile Resource Management (MRM) market and is a pioneer in the Connected Car segment. Pointer has in-depth knowledge of the needs of this market and has developed a full suite of tools, technology and services to respond to them. The vehicles of the future will be intimately networked with the outside world, enhancing and optimizing the in-car experience. Pointer’s innovative and reliable cloud-based software-as-a-service (SAAS) platform extracts and captures an organization’s critical mobility data points – from office, drivers, routes, points-of-interest, logistic-network, vehicles, trailers, containers and cargo. The SAAS platform analyzes the raw data converting it into valuable information for Pointer’s customers providing them with actionable insights and thus enabling the customers to improve their bottom line and increase their profitability.

For more information, please visit http://www.pointer.com, the content of which does not form a part of this press release.

Risks Regarding Forward Looking Statements

Certain statements made herein that use words such as “estimate,” “project,” “intend,” “expect,” “believe”, “may”, “might”, “predict”, “potential”, “anticipate”, “plan” or similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. For example, when Pointer discusses the joint venture with Pricol, if the terms of forming such joint venture are agreed by the parties, the potential for its success, how the joint venture will be operated and owned, Pointer is using forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties that could cause the actual results, performance or achievements of the Pointer to be materially different from those that may be expressed or implied by such statements, including, among others, changes in general economic and business conditions. For additional information regarding these and other risks and uncertainties associated with the Pointer’s business, reference is made to Pointer’s reports filed from time to time with the U.S. Securities and Exchange Commission. Pointer does not undertake to revise or update any forward-looking statements for any reason.

Pricol’s Contact:

Media Relations:

Siddharth Manoharan

Mob: +91 75400 41406

Email: siddharth.manoharan@pricol.co.in

Investor Relations:

Thamizhanban, Company Secretary

Tel: +91 98944 99865

E-mail: thamizhanban@pricol.co.in

Pointer’s Contact:

Media Relations:

Yaniv Dorani, CFO

Tel: +972-3-5723111

E-mail: yanivd@pointer.com

Investor Relations:

Brett Maas

Tel: +1-646-536-7331

E-mail: brett@haydenir.com

Dave Fore

Tel: +1-206-395-2711

E-mail: dave@haydenir.com